

May 29, 2014

Via E-mail
Mr. Kevin A. O'Leary
Vice President, Chief Financial Officer and Treasurer
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

> **Re: Tredegar Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 28, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2014**
> **File No. 1-10258**

Dear Mr. O'Leary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 18

General

1.   We note that in your earnings call for the fourth quarter of 2013 you provide specific information regarding the growth of your business, such as that you expect the Film Products volume to grow approximately 2% in 2014 or that you expect "heavy low returns in 2014" with respect to your return on invested capital performance. With a view towards future disclosure, please tell us why you did not include a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing, considering that such information would help investors

ascertain the likelihood that past performance is indicative of future performance. <u>See</u> Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3. of SEC Release No. 33-8350.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Annual Incentives, page 34</u>

2.   With a view towards future disclosure, please explain to us how the individual performance aspect of a named executive officer's (NEO's) performance impacted the final payout received by the NEO under the 2013 Cash Incentive Plan. We note your disclosure in the last paragraph that the amounts were determined based also on the compensation committee's or CEO's assessment, as the case maybe, of an NEO's performance relative to his or her goals and objectives; however, you do not discuss how such assessment impacted the final bonus amounts under the 2013 Cash Incentive Plan. To the extent necessary, please revise your future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief